Exhibit 99

NEWS RELEASE

SHAW ANNOUNCES REDEMPTION PRICES FOR 5.50% SENIOR NOTES DUE 2020 AND 3.15% SENIOR NOTES DUE 2021

Calgary, Alberta (December 19, 2019) – Shaw Communications Inc. (“Shaw” or the “Corporation”) announced today that it has determined the redemption prices for the Corporation’s C$500 million 5.50% senior notes due December 7, 2020 (the “2020 Notes”) and the Corporation’s C$300 million 3.15% senior notes due February 19, 2021 (the “2021 Notes”). As previously announced, the redemption date for both the 2020 Notes and 2021 Notes is December 24, 2019 (the “Redemption Date”).

The redemption price per C$1,000 principal amount of the 2020 Notes is C$1,029.69 plus accrued interest to the Redemption Date of $2.56.

The redemption price per C$1,000 principal amount of the 2021 Notes is C$1,008.63 plus accrued interest to the Redemption Date of $10.96.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX—SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca